Lufthansa

02 NOV 12 AM 8:27

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen / Your Ref.	Unsere Zeichen / Datum / Our Ref. / Date	Telefon / Telefax / Telephone / Telefax
	CGN IR dg October 22, 2002	

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

02055923

SUPPL

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
Deutsche Lufthansa Aktiengesellschaft
Vice President Investor Relations

U. Schlosser

Ulrike Schlosser

11/15

Enclosures

Gesellschaftsrechtliche Angaben,
Anschrift und weitere Informationen
auf der Rückseite.
For corporate details, address
and further information please turn over.

A STAR ALLIANCE MEMBER ™

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Official Business
Penalty for Private Use, $300
Return After Five Days

WASHINGTON DC

Stephan Hutter, Esq.
Shearman & Sterling
599 Lexington Ave.
New York, NY 10022-6069

Investor Info
September 2002
including traffic figures

Change in capacity utilisation in September compared with previous year



80
75
70
% 65
60
55
50
2002
2001
PassengerLF
CargoLF
GroupLF

Important:
Due to the transfer of European services to Eurowings the passenger traffic figures are not fully comparable with those of the previous year.

Note:
The Group results for the period January-September 2002 will be published at 10:00 hours CET on 6 November and will be available at www.lufthansa-financials.com

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E- Mail:
investor.relations@ dlh.de
Internet:
www.lufthansa-financials.com

10 October 2002

Lufthansa

4.2 million passengers carried
In September the airlines in the Lufthansa Group carried 4.2 million passengers – the first time for twelve months that the passenger count has significantly exceeded the 4-million mark. This represents an increase of 3.6 per cent over September 2001, which was overshadowed by the aftermath of the terrorist attacks, and a rise of almost 6 per cent compared to August 2002. While available capacity remained virtually constant, sales climbed by 7.5 per cent, boosting the seat load factor for September by 5.9 percentage points to 78.1 per cent, the highest level recorded this year so far. The intercontinental traffic areas experienced strong growth in sales. In the Americas and Asia the seat occupancy rate was well above 80 per cent. On European routes, the seat load factor of 68.2 per cent far exceeded the average for the first nine months of the year.
Lufthansa Cargo transported 136,000 tonnes of freight and mail in September, boosting sales by 3.8 per cent year-on-year and increasing the cargo load factor by 2.3 percentage points to 65.6 per cent. This marked a significant improvement over the prior month. Once again, the Asia/Pacific region recorded the strongest growth.
The Group's overall load factor climbed by 4.0 percentage points to 72.3 per cent.
Lufthansa's passenger business is continuing to make a steady recovery. Passenger numbers for September were only 0.2 million – or 5.8 per cent – down on September 2000. Capacity utilisation was 1.7 percentage points below the record level achieved during that month.

Lufthansa CEO named "Germany's best manager"
The weekly business magazine "Wirtschaftswoche" has named Lufthansa Chairman and CEO Jürgen Weber "Germany's best manager in 2002" (Edition 38/12.9.). After the turbulence caused by 11 September he steered the company back on a safe course and achieved the turnaround of the year, the magazine says in its appraisal.

Chief Financial Officer's contract extended until 2008
At its meeting on 18 September, the Supervisory Board confirmed Dr. Karl-Ludwig Kley (51) in his position as Chief Financial Officer and prolonged his contract, which was due to expire on 31.8.2003, for a further five years. This decision, taken at the earliest possible opportunity, has paved the way for continuity on the Executive Board, and at the head of the Finance Division.

Lufthansa expands winter timetable
In response to growing demand, Lufthansa is increasing its available capacity by up to 13 per cent in the forthcoming winter timetable. The total flight offering will thus be about one per cent below the level of the 2000/2001 winter timetable. Lufthansa has added a new destination to its network: the Nigerian capital Abuja, which will be served from Frankfurt via Lagos.

Traffic figures September 2002

Lufthansa Passenger Business Group*	September	Yoy (%)	cumulative	Yoy (%)
Passengers in 1,000	4,171	+ 3.6	33,067	- 7.7
Available seat-kilometers (mio)	10,641	- 0.7	89,615	- 8.7
Revenue pax-kilometers (mio)	8,311	+ 7.5	67,096	- 6.2
Passenger load-factor (%)	78.1	+ 5.9P.	74.9	+ 2.0P.
Number of Flights	43,544	- 1.5	367,956	- 6.9
Lufthansa Cargo AG	**September**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Cargo/mail in 1,000 tonnes	136	+ 3.8	1,206	- 2.0
Available Cargo tonne-km (mio)	930	+ 1.5	7,937	- 7.5
Revenue Cargo tonne-km (mio)	610	+ 5.1	5,274	+ 0.1
Cargo load-factor (%)	65.6	+ 2.3P.	66.4	+ 5.0P.
Number of Flights	2,007	- 4.2	17,635	-11.1
Lufthansa Group	**September**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Available tonne-km (mio)	2,002	+ 0.6	16,918	- 8.2
Revenue tonne-km (mio)	1,447	+ 6.5	12,034	- 3.5
Overall load factor (%)	72.3	+ 4.0P.	71.1	+ 3.4P.
Number of Flights	45,551	- 1.6	385,591	- 7.1
Traffic regions Europe (incl. Germany)	**September**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	3,286	+ 1.6	25,884	- 8.8
Available seat-kilometers (mio)	3,275	- 6.4	27,760	- 9.4
Revenue pax-kilometers (mio)	2,235	+ 1.3	17,600	- 8.0
Passenger load-factor (%)	68.2	+ 5.2P.	63.4	+ 1.0P.
Cargo/mail in 1,000 tonnes	59	- 2.2	537	- 4.3
Available Cargo tonne-km (mio)	101	- 12.2	865	- 15.1
Revenue Cargo tonne-km (mio)	36	- 12.2	334	- 7.6
Cargo load-factor (%)	36.0	+ 0.0P.	38.6	+ 3.1P.
America (North and South)	**September**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	490	+ 15.2	3,821	- 9.4
Available seat-kilometers (mio)	4,161	+ 2.3	33,502	- 14.6
Revenue pax-kilometers (mio)	3,418	+ 11.8	26,955	- 10.9
Passenger load-factor (%)	82.1	+ 6.9P.	80.5	+ 3.4P.
Cargo/mail in 1,000 tonnes	34	+ 4.2	299	- 8.4
Available Cargo tonne-km (mio)	349	+ 2.7	2,913	- 11.8
Revenue Cargo tonne-km (mio)	232	+ 5.2	1,994	- 5.8
Cargo load-factor (%)	66.6	+ 1.6P.	68.5	+ 4.4P.
Asia/Pacific	**September**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	266	+ 7.8	2,247	+ 4.5
Available seat-kilometers (mio)	2,498	+ 1.8	21,730	- 0.8
Revenue pax-kilometers (mio)	2,118	+ 6.7	17,698	+ 1.1
Passenger load-factor (%)	84.8	+ 3.9P.	81.4	+ 1.5P.
Cargo/mail in 1,000 tonnes	36	+ 17.5	299	+ 11.4
Available Cargo tonne-km (mio)	414	+ 6.1	3,533	- 2.4
Revenue Cargo tonne-km (mio)	301	+ 9.3	2,572	+ 7.0
Cargo load-factor (%)	72.6	+ 2.1P.	72.8	+ 6.4P.
Middle East and Africa	**September**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	122	+ 12.8	1,070	+ 2.4
Available seat-kilometers (mio)	695	+ 2.9	6,518	+ 4.5
Revenue pax-kilometers (mio)	532	+ 12.7	4,772	+ 4.2
Passenger load-factor (%)	76.6	+ 6.7P.	73.2	- 0.2P.
Cargo/mail in 1,000 tonnes	7	- 4.0	71	- 4.5
Available Cargo tonne-km (mio)	66	- 6.9	626	- 2.6
Revenue Cargo tonne-km (mio)	40	- 5.5	373	- 3.0
Cargo load-factor (%)	60.9	+ 1.0P.	59.6	- 0.2P.

*Deutsche Lufthansa AG and Lufthansa CityLine GmbH